Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 6 DATED FEBRUARY 17, 2023
TO THE PROSPECTUS DATED FEBRUARY 25, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 25, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of March 1, 2023;
•to disclose the calculation of our January 31, 2023 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”).

Portfolio Update

For the month ended January 31, 2023, BREIT’s Class I NAV per share was $14.74 and Class I total return was (0.2%) (not annualized) in January.1

On January 26, 2023, the Company published a 2022 year-end stockholder letter which is available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

March 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2023 (and repurchases as of February 28, 2023) is as follows:

Transaction Price (per share)
Class S	$14.7323
Class I	$14.7420
Class T	$14.5107
Class D	$14.4218
Class C	$14.7923
The March 1 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2023. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

January 31, 2023 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since January 31, 2023 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2023 along with the immediately preceding month.

Note: As of January 31, 2023. Represents BREIT’s view of the current market environment as of the date appearing in this material only.
1 BREIT’s Class D NAV per share was $14.42, Class S NAV per share was $14.73 and Class T NAV per share was $14.51. BREIT’s Class D total return was (0.3%), Class S total return was (0.3%) and Class T total return was (0.3%) for January 2023.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of January 31, 2023 ($ and shares in thousands):

Components of NAV	January 31, 2023
Investments in real estate	$118,090,334
Investments in real estate debt	9,753,441
Investments in unconsolidated entities	10,065,121
Cash and cash equivalents	3,974,773
Restricted cash	864,006
Other assets	5,038,229
Mortgage notes, term loans, and revolving credit facilities, net	(62,336,726)
Secured financings on investments in real estate debt	(4,938,191)
Subscriptions received in advance	(126,775)
Other liabilities	(3,782,711)
Accrued performance participation allocation	—
Management fee payable	(74,518)
Accrued stockholder servicing fees(1)	(19,032)
Non-controlling interests in joint ventures	(5,240,701)
Net asset value	$71,267,250
Number of outstanding shares/units	4,845,590
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of January 31, 2023, the Company has accrued under GAAP $1.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2023 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$23,438,844	$38,572,184	$1,042,920	$6,058,252	$12,555	$2,142,495	$71,267,250
Number of outstanding shares/units	1,590,978	2,616,482	71,873	420,075	849	145,333	4,845,590
NAV Per Share/Unit as of January 31, 2023	$14.7323	$14.7420	$14.5107	$14.4218	$14.7923	$14.7420
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.0%	5.5%
Industrial	6.9%	5.6%
Net Lease	6.8%	5.7%
Hospitality	9.6%	9.1%
Data Centers	7.3%	6.1%
Self Storage	7.1%	5.6%
Office	6.7%	5.2%
Retail	7.1%	5.9%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. In addition, the valuations for our two largest sectors (rental housing and industrial) assume high single digit net operating income growth in 2023 given our below market rents and short duration leases. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Rental
		Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+1.3%	+1.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.8)%	(1.9)%	(1.8)%	(1.6)%	(1.1)%	(1.8)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.0%	+3.5%	+2.7%	+1.4%	+1.6%	+2.8%	+3.7%	+2.8%
(weighted average)	0.25% increase	(2.7)%	(3.2)%	(2.5)%	(1.3)%	(1.5)%	(2.5)%	(3.3)%	(2.6)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of December 31, 2022 ($ and shares in thousands):

Components of NAV	December 31, 2022
Investments in real estate	$117,487,394
Investments in real estate debt	9,743,492
Investments in unconsolidated entities	11,351,005
Cash and cash equivalents	1,281,292
Restricted cash	973,200
Other assets	5,739,318
Mortgage notes, term loans, and revolving credit facilities, net	(64,923,132)
Secured financings on investments in real estate debt	(4,966,685)
Subscriptions received in advance	(208,632)
Other liabilities	(2,712,950)
Accrued performance participation allocation	—
Management fee payable	(71,644)
Accrued stockholder servicing fees(1)	(19,230)
Non-controlling interests in joint ventures	(5,149,072)
Net asset value	$68,524,356
Number of outstanding shares/units	4,631,900

__________

(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2022, the Company has accrued under GAAP $1.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$23,679,070	$35,508,902	$1,060,010	$6,115,619	$2,160,755	$68,524,356
Number of outstanding shares/units	1,597,414	2,394,737	72,599	421,428	145,722	4,631,900
NAV Per Share/Unit as of December 31, 2022	$14.8234	$14.8279	$14.6008	$14.5117	$14.8279
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 669,257,302 shares of our common stock (consisting of 238,833,123 Class S Shares, 311,829,512 Class I Shares, 13,620,297 Class T Shares, and 104,974,370 Class D Shares) in the primary offering for total proceeds of $9.9 billion (including shares converted from operating partnership units by the Special Limited Partner) and (ii) 67,892,629 shares of our common stock (consisting of 29,712,059 Class S Shares, 28,453,519 Class I Shares, 1,550,169 Class T Shares, and 8,176,882 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $1.0 billion. As of January 31, 2023, our aggregate NAV was $71.3 billion. We intend to continue selling shares in the Offering on a monthly basis.